SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FINANCIAL INFORMATION

FORTH QUARTER 2007

Ratios (%)	4Q07	3Q07	4Q06	2007	2006

Performance

Unibanco’s net income, excluding non recurring events, reached R$2,600 million in 2007 and R$715 million in 4Q07, up 17.6% and 24.1% when compared to 2006 and 4Q06, respectively. Annualized return on average equity (ROAE) reached 26.8% in 4Q07 and 24.5% in 2007. Considering non recurring events, net income was R$3,448 million in 2007 and R$827 million in 4Q07, with ROAE of 31.7% in the year and 31.4% in the quarter.

Highlights – Balance Sheet

Unibanco’s total assets reached R$149,597 million, up 44.2% when compared to December 31, 2006. It is worth mentioning the R$16.1 billion increase in total loans, particularly in payroll loans, auto loans, credit cards and Small and Medium Enterprises (SMEs) portfolio.

The loan portfolio reached R$61,435 million in December 2007, up 9.9% in the quarter and 35.4% in the year, higher than the Brazilian Financial System (8.7% QoQ and 27.3% YoY). Retail portfolio increased 13.2% in 4Q07, with highlight for growth in auto loans, 22.6%, credit cards, 21.0%, and SMEs, 16.8% . Wholesale portfolio grew 4.7% in the quarter and 16.4% in 2007, despite the US dollar depreciation of 3.7% and 17.2% in the respective periods.

Loan Portfolio

The increase in lower risk portfolios, along with Unibanco’s risk management policy, has provided a continuous asset quality improvement, reflected on the 11.0% reduction in provision for loan losses, 2007 vis-à-vis 2006, and on the D to H portfolio ratio reduction, as shown in the graph below:

D-H Portfolio / Total Loan Portfolio

Annualized ROAE	31.4	50.2	25.8	31.7	18.2

Annualized ROAE before non recurring events	26.8	26.5	25.8	24.5	22.4

Annualized ROAA	2.4	3.7	2.3	2.7	1.8

Annualized ROAA before non recurring events	2.0	2.0	2.3	2.1	2.3

Efficiency ratio	49.3	47.3	51.1	48.2	48.7

Cost to average assets ratio	4.2	4.3	5.8	4.5	5.7

BIS ratio	14.7	14.9	16.0	14.7	16.0

Earnings per share (R$)	0.30	0.43	0.21	1.23	0.62

Earnings per share before non recurring events (R$)	0.26	0.24	0.21	0.93	0.79

Book value per outstanding share (R$)	4.24	4.14	3.54	4.24	3.54

Income Statement (R$ million)	4Q07	3Q07	4Q06	2007	2006

Profit from financial intermediation before
provision (a)	2,819	2,660	2,490	10,508	9,721

Provision for loan losses (b)	(526)	(560)	(533)	(2,155)	(2,422)

Profit from financial intermediation (a+b)	2,293	2,100	1,957	8,353	7,299

Fees from services rendered	936	925	886	3,640	3,486

Personnel and administrative expenses	(1,505)	(1,414)	(1,502)	(5,720)	(5,611)

Other operating income (expenses)	(633)	(587)	(424)	(2,176)	(1,631)

Operating income before non recurring events	1,091	1,024	917	4,097	3,543

Recurring net income	715	667	576	2,600	2,210

Non recurring events	112	532	-	848	(460)

Net income	827	1,199	576	3,448	1,750

Balance Sheet (R$ million)			Dec-07	Sep-07	Dec-06

Loan Portfolio			61,435	55,902	45,361

Total Assets			149,597	133,925	103,709

Total deposits + debentures			61,328	49,231	45,443

Stockholders' equity			11,837	11,593	9,921

Assets under management			54,935	48,665	43,780

Investor Relations | 4Q07	1

Financial Margin (R$ million)	4Q07	3Q07	4Q06	2007	2006

Highlights – Results

The financial margin after provision for loan losses was R$2,293 million in 4Q07, up 9.2% when compared to 3Q07 and 17.2% from the same period last year. This evolution is mostly explained by a higher credit volume and an improvement in the asset quality.

The financial margin after provision for loan losses reached 6.7% in 2007. When compared to 2006, there was a 100 b.p. drop, despite the reduction of 321 b.p. in the average Selic interest rate.

Provision for loan losses represented 20.5% of the financial margin in 2007, compared to 24.9% in the previous year, with a significant reduction of 441 b.p.

Unibanco’s personnel and administrative expenses were practically flat in 4Q07 vis-à-vis 4Q06, marginally influenced by the reduction in Unibanco’s participation in Redecard and Serasa. For companies under Unibanco’s direct management, the variation was only 2.0% when compared to 2006, due to efficiency gains and budgetary discipline. As a consequence of operational efficiency management, the cost to average assets ratio improved from 5.7% in 2006 to 4.5% in 2007.

Personnel and Administrative Expenses

Stocks

Unibanco’s Units gained 25% in 2007. The GDSs increased 50% in the same period.

In the year, the Units’ and GDSs’ average daily trading volume were 172.8% and 97.3% up when compared to 2006, reaching R$85.1 million and R$283.1 million, respectively.

Unibanco’s market capitalization, based on the Unit (UBBR11) closing quotation of R$22.35, on February 13, 2008, is R$31 billion.

10 Years on NYSE

In 2007, Unibanco celebrated its 10th anniversary on NYSE. It is the leader in the sector in financial trading volume of ADRs at NYSE. Unibanco was the first Brazilian bank to have shares listed in the American market.

Awards

Unibanco was nominated the Best Brazilian Company for Shareholders in 2007, among the companies with market capitalization above R$15 billion, according to Capital Aberto magazine, that assessed 85 companies listed at BOVESPA. Unibanco was awarded The Bank of the Year in 2007, in the category Environmental Social Governance in Emerging Markets, by The Banker magazine, published by the Financial Times.

Financial margin (A)	2,819	2,660	2,490	10,508	9,721

Financial margin after provision for loan losses (B)	2,293	2,100	1,957	8,353	7,299

Total average assets (-) average permanent assets (C)	139,382	129,321	100,311	124,240	95,089

Annualized financial margin before provision for loan losses (%) (A/C)	8.3%	8.5%	10.3%	8.5%	10.2%

Annualized financial margin after provision for loan losses (%) (B/C)	6.7%	6.7%	8.0%	6.7%	7.7%

Unibanco – União de Bancos Brasileiros S.A. Av. Eusébio Matoso, 891 – 15th floor Brazil, São Paulo, SP 05423-901 Phone: (55 11) 3584-1980 E-mail: investor.relations@unibanco.com

Investor Relations | 4Q07	2

Financial Information

• Performance	5

Non Recurring Events	6

Highlights	7

Financial Margin	7

• Assets	8

Marketable Securities	8

Credit Operations	9

Allowance and Provisions for Loan Losses	11

Investments Abroad	14

• Funding and Assets under Management	15

• Foreign Exchange Exposure	16

• Capital Adequacy Ratios	17

• Revenue by Type of Business	18

• Fee Income	18

• Personnel and Administrative Expenses	19

Personnel Expenses	19

Other Administrative Expenses	19

• Efficiency	20

Investor Relations | 4Q07	3

Highlights for the Quarter

• Brazilian Economy	21

• Retail	21

SMEs	22

Consumer Credit Companies	22

Credit Card Companies	22

Consumer Finance Companies	23

• Wholesale	24

• Insurance and Pension Plan	25

• Wealth Management	27

• Unibanco Holdings	28

• Corporate Governance	28

Stocks	28

Stock Exchange Indices	29

Stock Repurchase Program	29

Market Capitalization	30

Interest on Capital Stock and Dividends	30

• Sustainability	31

Unibanco’s Sustainability Team	31

The Banker	31

Credit Cards with Social and Environmental Benefits	31

Human Resources	32

Institutes	32

Microcredit	34

• Consolidated Balance Sheet	35

• Consolidated Income Statement	36

Investor Relations | 4Q07	4

Financial Information

Performance

Unibanco’s net income, excluding non recurring events, reached R$2,600 million in 2007 and R$715 million in 4Q07, up 17.6% and 24.1% when compared to 2006 and 4Q06, respectively. Including non recurring events, net income was R$3,448 million in 2007 and R$827 million in 4Q07.

The operating income before non recurring events reached R$1,091 million in 4Q07, a 19.0% increase versus 4Q06.

Stockholders’ equity was R$11,837 million on December 31, 2007, up 19.3% from December 2006. Annualized return on average equity (ROAE), before non recurring events, reached 26.8% in 4Q07 and 24.5% in 2007. Considering non recurring events, ROAE was 31.7% in the year and 31.4% in the quarter.

ROAE

The table below illustrates the main performance indicators for the periods under analysis:

Profitability	4Q07	3Q07	4Q06	2007	2006
Net income (R$ million) (1)	827	1,199	576	3,448	1,750
Recurring net income (R$ million)	715	667	576	2,600	2,210
Non recurring events (R$ million)	112	532	-	848	(460)
Operating Income before non recurring events (R$ million)	1,091	1,024	917	4,097	3,543
Total assets (R$ million)	149,597	133,925	103,709	149,597	103,709
Stockholders' equity (R$ million)	11,837	11,593	9,921	11,837	9,921
ROAE (%) (1)	31.4	50.2	25.8	31.7	18.2
ROAE before non recurring events (%)	26.8	26.5	25.8	24.5	22.4
ROAA (%) (1)	2.4	3.7	2.3	2.7	1.8
ROAA before non recurring events (%)	2.0	2.0	2.3	2.1	2.3
Earnings per share (R$) (1)	0.30	0.43	0.21	1.23	0.62
Earnings per share before non recurring events (R$)	0.26	0.24	0.21	0.93	0.79
Book value per outstanding share (R$)	4.24	4.14	3.54	4.24	3.54
Book value per Unit (R$) (2)	8.53	8.30	7.12	8.53	7.12

(1) In 2006, after extraordinary event of goodwill amortization.
(2) Each Share Deposit Certificate ("UNIT") represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.

Investor Relations | 4Q07	5

Performance > Non Recurring Events

In 4Q07, the Inicial Public Offerings (IPOs) of Bovespa Holding and BM&F were concluded. Unibanco, through these IPOs, sold 100% of its participation in Bovespa and 40% of its participation in BM&F. The sale price per Bovespa’s share was R$23.00 and BM&F’s, R$20.00. The result for Unibanco before tax effects was R$320 million in the Bovespa Holding offering and R$62 million in BM&F’s IPO.

The gain from the Bovespa Holding and BM&F offerings, in addition to the results posted in 3Q07 and 2Q07 regarding the Redecard’s IPO, the sale of part of Serasa’s stake and the change in participation in our subsidiary Unibanco Participações Societárias S.A. (“UPS”), represented the non recurring events in 2007. In 4Q07, Unibanco fully amortized goodwill of Sonaecred, company incorporated in the period. These results, deducted from the provisions specified below, were accounted as non recurring results in 2007, as shown in the following table.

		R$ million
Non recurring events (1)	4Q07	2007
Result from the sale of Serasa's stake	-	285
Gain on Redecard's IPO / Change in participation in our subsidiary UPS	-	1,359
Gain on Bovespa Holding's IPO	320	320
Gain on BM&F's IPO	62	62
Civil, labor and fiscal additional provisions	(65)	(926)
Sonaecred goodwill amortization	(73)	(73)
Additional provision for loan losses	(132)	(179)
Total	112	848

(1) Net of taxes and minority interest

Investor Relations | 4Q07	6

Performance > Highlights

•	Loan portfolio growth in 4Q07

	•	Auto loans: 22.6%

	•	Credit cards loans: 21 .0%

	•	Small and Medium Enterprises (SMEs) loans: 16.8%

	•	Consumer finance loans: 10.3%

	•	Payroll loans (own origination): 8.6%

	•	Retail loan portfolio: 13.2%

	•	Wholesale loan portfolio: 4.7%

	•	Total loan portfolio: 9.9%

•	Improvement in asset quality

	•	Better ratio of D to H portfolio over total loans, 4.6% vis-à-vis 6.4% in December 2006

	•	106% D to H loan portfolio coverage and 133% E to H loan portfolio coverage

Performance > Financial Margin

The financial margin after provision for loan losses was R$2,293 million in 4Q07, up 9.2% when compared to 3Q07 and 17.2% from the same period last year, mostly explained by a higher credit volume and an improvement in the asset quality.

The structural change in the Brazilian market – with declining interest rates, increasing average loan duration, growing bancarized population, rising payroll loans and country GDP growth perspective – along with Unibanco’s risk management policy, resulted in a change of the Retail loan portfolio mix. Unibanco presented growth in lower risk loan portfolios, such as payroll loans and auto loans. Such changes influenced financial margin and provision for loan losses, both presenting reduction during the year. The financial margin, after provisions for loan losses, reached 6.7% in 2007. When compared to the same period last year, there was a 100 b.p. drop, despite the reduction of 321 b.p. in the average Selic interest rate.

The improvement in asset quality explains the 11.0% decrease in provision for loan losses in 2007 vis-à-vis 2006. Provision for loan losses represented 20.5% of the financial margin in 2007 compared to 24.9% in 2006, with a significant reduction of 441 b.p.

			R$ million
Financial Margin	4Q07	3Q07	4Q06	2007	2006
Financial margin (A)	2,819	2,660	2,490	10,508	9,721
Provision for loan losses	(526)	(560)	(533)	(2,155)	(2,422)
Financial margin after provision for loan losses (B)	2,293	2,100	1,957	8,353	7,299

Total average assets (-) average permanent assets (C )	139,382	129,321	100,311	124,240	95,089

Annualized financial margin before provision for loan losses (%) (A/C )	8.3%	8.5%	10.3%	8.5%	10.2%
Annualized financial margin after provision for loan losses (%) (B/C )	6.7%	6.7%	8.0%	6.7%	7.7%

Investor Relations | 4Q07	7

Assets

Unibanco’s total assets reached R$149,597 million, up 44.2% when compared to December 31, 2006. It is worth mentioning the R$16.1 billion increase in total loans, particularly in payroll loans, auto loans, credit cards and SMEs portfolio. Annualized return on average assets (ROAA) before non recurring events was 2.0 % in 4Q07.

The table below demonstrates the trend in asset growth:

Total Assets	Dec-07		Sep-07		Dec-06		Quarterly Change	Annual Change
	R$ million	Mix (%)	R$ million	Mix (%)	R$ million	Mix (%)	(%)	(%)
Loan portfolio	61,435	41%	55,902	42%	45,361	44%	9.9	35.4
Interbank investments	37,672	25%	33,543	25%	20,262	20%	12.3	85.9
Marketable securities and financial derivatives instruments	25,974	17%	21,772	16%	20,105	19%	19.3	29.2
Compulsory deposits	6,683	4%	5,842	4%	5,177	5%	14.4	29.1
Foreign exchange portfolio	2,863	2%	3,737	3%	2,420	2%	-23.4	18.3
Others	14,970	10%	13,129	10%	10,384	10%	14.0	44.2

Total	149,597	100%	133,925	100%	103,709	100%	11.7	44.2

Assets > Marketable Securities

The classification and accounting values for the marketable securities portfolio as of December 2007 is detailed in the table below:

				R$ million
		Securities Available	Securities Held
	Trading Securities	for Sale	to Maturity	Total
	(Market Value)	(Market Value)	(Amortized Cost)
Federal government	5,679	4,639	1,241	11,559
Foreign government	1,758	1,485	-	3,243
Brazilian sovereign debt	124	1,391	1,133	2,648
Corporate debt securities	444	2,562	27	3,033
Bank debt securities	876	372	9	1,257
Marketable equity securities	1,119	232	-	1,351
Mutual funds	630	16	-	646
Other	-	-	-	-

Total	10,630	10,697	2,410	23,737
% of portfolio	45%	45%	10%	100%

The market value of marketable securities classified as held to maturity was R$2,762 million on December 31 2007, with an unrealized gain of R$352 million with regard to their book value.

Changes in the marketable securities portfolio during the quarter were as follows:

							R$ million
	Balance	Foreign
Change in Securities Portfolio	Sep-07	Exchange	Interests (1)	Maturity (2)	Purchases	Sales	Balance
	(cost)	Variation					Dec-07
Trading securities	6,969	(33)	602	(400)	31,865	(28,373)	10,630
Available for sale	10,314	(48)	253	(2,164)	4,235	(1,892)	10,697
Held to maturity	2,474	(44)	83	(129)	27	-	2,410

Total	19,757	(125)	937	(2,694)	36,126	(30,265)	23,737

(1) Includes market value adjustment.
(2) Interest payments and redemptions at maturity.

Investor Relations | 4Q07	8

Assets > Credit Operations

In 4Q07, the Retail loan portfolio increased 13.2%, with highlight to the 22.6% growth in auto loans, 21.0% in credit cards and 16.8% in SMEs. The evolution of consumer credit companies portfolio, segment comprised of credit card operations and consumer finance companies, was 17.5% in the quarter, favored by seasonality in the period. In 2007, the Retail loan portfolio reached R$38,835 million, up 49.7%, influenced mainly by the 143.5% growth in payroll loans and by the 91.6% in auto loans.

The Wholesale loan portfolio grew 4.7% in the quarter and 16.4% in the last 12 months, despite the US dollar depreciation of 3.7% and 17.2% in the respective periods. Such evolution is a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The US dollar-denominated credit portfolio represents approximately 35% of the Wholesale loans.

As a consequence, total loan portfolio increased 9.9% over the quarter, reaching R$61,435 million in December 2007. In the past 12 months, Unibanco’s total loans increased 35.4%, higher than the Brazilian Financial System (27.3%), demonstrating the growth recovery, especially in the individuals portfolio, with a 50.1% increase.

					R$ million
Balance of Loans by Business Segment	Dec-07	Sep-07	Dec-06	Quarterly	Annual
				Change (%)	Change (%)
Retail	38,835	34,311	25,940	13.2	49.7
Wholesale	22,600	21,591	19,421	4.7	16.4
Total	61,435	55,902	45,361	9.9	35.4

					R$ million
Balance of Loans by Client Type	Dec-07	Sep-07	Dec-06	Quarterly	Annual
				Change (%)	Change (%)
Individuals	26,149	23,402	17,425	11.7	50.1
Corporate	35,286	32,500	27,936	8.6	26.3
Total	61,435	55,902	45,361	9.9	35.4

				R$ million
Loan Portfolio Distribution as of December, 2007	Retail	Wholesale	Total	Mix (%)
Individuals	26,149	-	26,149	42.6
Corporate	12,686	22,600	35,286	57.4
Total	38,835	22,600	61,435	100.0
Mix (%)	63.2	36.8	100.0

					R$ million
Portfolio Highlights	Dec-07	Sep-07	Dec-06	Quarterly	Annual
				Change (%)	Change (%)
Payroll	4,958	4,834	2,036	2.6	143.5
Own portfolio	1,668	1,536	1,173	8.6	42.2
Acquired portfolio	3,290	3,298	863	-0.2	281.2
Auto loans	8,800	7,175	4,594	22.6	91.6
Credit cards	6,875	5,680	5,070	21.0	35.6
Consumer finance companies	3,044	2,760	2,673	10.3	13.9
Mortgages	1,697	1,630	1,476	4.1	15.0
Other branch network loans	4,746	4,810	4,112	-1.3	15.4
SMEs	9,049	7,747	6,312	16.8	43.4
Large corporate	22,266	21,266	19,088	4.7	16.6
Total	61,435	55,902	45,361	9.9	35.4

Investor Relations | 4Q07	9

Loan portfolio mix by segment, as of December 31, 2007, is as follows:

The SME’s product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio reached R$4,958 million, reporting a 143.5% growth when compared to December 2006. The payroll loans own portfolio grew 8.6% in the quarter and 42.2% in 2007. The distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships. Unibanco’s payroll loans mix distinguish from the market, with higher participation of loans to the private sector, segment with a higher growth perspective in Brazil.

Payroll - Own Portfolio Mix

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of all automobile manufacturers in the country, having the leadership position in financing heavy commercial vehicles. Auto loans grew 22.6% in the quarter and 91.6% over the last 12 months, reaching R$8,800 million on December 31, 2007. The following graph shows the loan portfolio evolution and the breakdown between new and used vehicles:

Auto Loan Portfolio Growth and Mix

Investor Relations | 4Q07	10

With a differentiated strategy in auto financing, focused in new vehicles, Unibanco is consistently increasing its market share in terms of financed units. In the cars segment, Unibanco’s market share rose from 5.0% in 2006 to 9.6% in 2007 and, in the heavy vehicles segment, from 13.8% to 13.9% .

Home Financing

The mortgage loan portfolio totaled R$1,697 million on December 31, 2007, which represents 16.2% of savings deposits and 2.8% of total loan portfolio. Unibanco increased its focus in Home Financing and intensified its relationship with homebuilders and brokers, in line with growth expectations for upcoming years in Brazil. (Please refer to the section: Highlights for the Quarter – Retail).

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of December 2007 was R$2,994 million, or 4.9% of the total loan portfolio, as follows:

  R$1,279 million related to overdue credits, in compliance with Resolution 2,682;
  R$786 for falling due credits, in compliance with Resolution 2,682;
  R$929 million based on percentages above those required by the regulatory authority, and significantly higher than the R$599 million registered in December 2006.

The total amount of R$929 million of additional allowance for loan losses, above the required by Resolution 2,682, represents 31.0% of total allowance for loan losses.

								R$ million
				Minimum Allowance Required				Allowance
	Required	Total Risk	Cumulative			Additional	Total	over Portfolio
Classification	Provision (%)	Portfolio	Distribution (%)	Overdue	Falling Due	Allowance over	Allowance	(%)
				Installments	Installments	Res. 2682
AA	-	26,245	42.7	-	-	21	21	0.1
A	0.5	26,236	85.4	-	131	8	139	0.5
B	1.0	4,797	93.2	1	46	21	68	1.4
C	3.0	1,337	95.4	6	34	66	106	7.9
D	10.0	561	96.3	18	38	377	433	77.2
E	30.0	367	96.9	52	58	231	341	92.9
F	50.0	278	97.4	75	65	134	274	98.6
G	70.0	244	97.8	103	68	71	242	99.2
H	100.0	1,370	100.0	1,024	346	-	1,370	100.0
TOTAL		61,435		1,279	786	929	2,994
% of portfolio							4.9%

The Unibanco’s risk management policy, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In December 2007, the balance of credits rated as AA to C made up 95.4% of the total loan portfolio, up from 93.6% in December 2006, as illustrated in the following graph:

Investor Relations | 4Q07	11

The following graphs show the coverage and the evolution of the credits rated D to H, and illustrate the loan portfolio quality improvement:

At the end of December 2007, credit operations classified E to H represented 3.7% of total loan portfolio. Allowance for loan losses over the credits rated E to H stood at 133% on December 31, 2007, above the 115% verified in December 2006.

Allowance for loan losses as a percentage of overdue installments reached 144% at the end of December 2007, conveying the loan portfolio strength.

The non performing loans (credits overdue by 60 days or longer) improved from 5.4% of the total loan portfolio in December 2006 to 3.9% in December 2007. The total allowance for loan losses reached 125% of the non performing loans (past due and falling due credits) in December 2007, compared to 109% in December 2006, as illustrated in the following graphs:

The following table indicates the allowance for loan losses coverage ratio by business segment:

Loan Portfolio Coverage(1)	Dec-07	Sep-07	Dec-06
Consumer finance companies	15.9%	16.5%	15.3%
Credit cards	7.4%	8.3%	9.4%
Retail Bank - Individuals	8.8%	7.8%	9.6%
Auto financing	2.6%	2.7%	4.2%
SMEs	3.8%	4.5%	6.6%
Retail	5.9%	6.4%	8.1%
Wholesale	0.7%	0.8%	0.9%
Additional provision	1.2%	1.0%	1.1%
Unibanco consolidated	4.9%	4.9%	5.9%

(1) Allowance for loan losses by segment / Loan portfolio by segment

The allowance for loan losses relative to total Wholesale loan portfolio was 0.7% in December 2007, down from 0.9% in December 2006. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 5.9% in December 2007, in line with the better credit quality in certain portfolios of this segment.

Investor Relations | 4Q07	12

The table below shows the changes in the allowance for loan losses for the periods specified:

					R$ million
Allowance for Loans Losses	4Q07	3Q07	4Q06	2007	2006
Allowance for loan losses (beginning balance)	2,735	2,702	2,532	2,666	2,061
Provision for loan losses	726	560	533	2,427	2,497
Required provision (regulatory)	502	560	531	2,097	2,340
Additional provision	224	-	2	330	157
Loan write-off	(467)	(527)	(399)	(2,099)	(1,892)
Allowance for loan losses (ending balance)	2,994	2,735	2,666	2,994	2,666

Loan recovery	81	59	101	244	230
Net write-off	(387)	(468)	(298)	(1,855)	(1,662)
Net write-off / Total Risk	0.6%	0.8%	0.7%	3.0%	3.7%

In 4Q07, required provision stood at R$502 million, a R$58 million or 10.4% decrease, when compared to 3Q07 – as a consequence of the improvement in loan portfolio quality. As a prudent measure and considering the significant loan growth in 2007, Unibanco’s management decided to constitute R$224 million of additional provision in the quarter. Provision for loan losses in 4Q07 was R$726 million – above the R$387 million of total net write-offs.

Unibanco’s efficiency in credit analysis, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. This improvement is reflected in the 441 b.p. decrease in provision for loans losses to gross financial margin ratio in 2007 vis-à-vis 2006, reaching 20.5%, as demonstrated in the following graph:

Provision for Loan Losses / Financial Margin

Investor Relations | 4Q07	13

Assets > Investments Abroad

Unibanco registered a total of US$2,239 million in investments abroad at the end of December 2007, compared to US$1,762 million in December 2006. Such growth is mainly due to the US$387 million capital increase in the last 12 months, which aims at supporting trade finance transactions and securities trading in international markets.

The following tables detail Unibanco’s investments abroad and the impact of the exchange rate variation over such investments:

					US$ million
Changes on Investments Abroad	4Q07	3Q07	4Q06	2007	2006
Investments abroad (beginning balance)	2,112	2,071	1,617	1,762	712
Net income	93	37	106	240	312
Capital increase	-	-	40	387	814
Dividends paid	-	-	-	(193)	(2)
Market value adjustments	34	4	(1)	43	(74)
Investments abroad (ending balance)	2,239	2,112	1,762	2,239	1,762

					R$ million
Impact on Investments Abroad	4Q07	3Q07	4Q06	2007	2006
Exchange rate fluctuation on investments abroad	(124)	(165)	(49)	(651)	(98)
Hedge on investments abroad (currency)	156	152	76	735	215
Tax effects of exchange rate fluctuation on investments abroad	(42)	(56)	(17)	(221)	(33)
Fiscal hedge effect	42	56	17	221	33
Net impact after income tax and social contribution	32	(13)	27	84	17

Exchange rate fluctuation	-3.7%	-4.5%	-1.7%	-17.2%	-8.7%

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 4Q07, the net account effect was R$32 million, as a result of the bank’s structural hedging policy (short position in foreign exchange).

Investor Relations | 4Q07	14

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$159,843 million in December 31, 2007, R$54,935 million of which are assets under management. It is worth mentioning the evolution of demand deposits in December 2007, influenced by the CPMF tax extinguishment, which caused the postponing of financial resources transfers. The debentures, an alternative funding instrument for time deposits, increased 59.9% in the last 12 months and 8.4% in the quarter.

					R$ million
Funding	Dec-07	Sep-07	Dec-06	Quarterly	Annual
				Change (%)	Change (%)
Demand deposits	10,148	4,160	3,963	143.9	156.1
Savings deposits	10,506	8,832	6,757	19.0	55.5
Core Deposits CDs	4,621	4,982	5,452	-7.2	-15.2
Core Deposits	25,275	17,974	16,172	40.6	56.3
Time and interbank deposits	20,368	16,784	19,461	21.4	4.7
Debentures	15,685	14,473	9,810	8.4	59.9
Total deposits + Debentures	61,328	49,231	45,443	24.6	35.0
Other funding	43,580	40,028	25,382	8.9	71.7
Total funding (A)	104,908	89,259	70,825	17.5	48.1
Assets under management (B)	54,935	48,665	43,780	12.9	25.5
Total funding + Assets under management (A+B)	159,843	137,924	114,605	15.9	39.5

The increase in Unibanco’s total funding was 48.1% in the last 12 months, above the total loan portfolio growth in the same period.

The increase in the line “other funding” was mainly influenced by funding obtained in the open market, borrowings and onlendings, and subordinated debt.

The following table details the funding in local currency:

					R$ million
Funding in Local Currency	Dec-07	Sep-07	Dec-06	Quarterly	Annual
				Change (%)	Change (%)
Demand deposits	9,382	3,537	3,484	165.3	169.3
Savings deposits	10,060	8,377	6,279	20.1	60.2
Interbank deposits	1,093	741	251	47.5	335.5
Core Deposits CDs	4,621	4,982	5,452	-7.2	-15.2
Time deposits	17,604	14,703	17,399	19.7	1.2
Debentures	15,685	14,473	9,810	8.4	59.9
Funding obtained in the open market (excluding debentures)	10,567	10,381	4,738	1.8	123.0
Resources from securities issued	1,604	784	1,302	104.6	23.2
Local onlendings (BNDES funds)	8,461	7,599	6,279	11.3	34.8
Subordinated debt	4,244	3,256	1,008	30.3	321.0
Other funding	2,723	2,324	1,091	17.2	149.6
Total funding in local currency	86,044	71,157	57,093	20.9	50.7

Local currency funding reached R$86,044 million at the end of December 2007, up 50.7 % from December 2006. This growth was mostly driven by demand deposits, savings deposits, funding obtained in the open market, debentures, and subordinated debt.

Investor Relations | 4Q07	15

The following table details funding in foreign currency:

					R$ million
Funding in Foreign Currency	Dec-07	Sep-07	Dec-06	Quarterly	Annual
				Change (%)	Change (%)
Demand deposits	766	623	479	23.0	59.9
Savings deposits	446	455	478	-2.0	-6.7
Interbank deposits	56	1	8	-	600.0
Time deposits	1,615	1,339	1,803	20.6	-10.4
Funding obtained in the open market	2,443	2,469	2,989	-1.1	-18.3
Local onlendings (BNDES funds)	149	172	256	-13.4	-41.8
Foreign onlendings	8	9	64	-11.1	-87.5
Import and export financing lines	4,014	3,918	2,396	2.5	67.5
Eurobonds and commercial papers	1,168	1,095	754	6.7	54.9
Subordinated debt	1,513	1,578	2,232	-4.1	-32.2
Securitization	1,569	1,654	1,581	-5.1	-0.8
Foreign currency borrowings	3,552	2,397	588	48.2	504.1
Other funding	1,565	2,392	104	-34.6	1,404.8
Total funding in foreign currency	18,864	18,102	13,732	4.2	37.4

Foreign currency funding reached R$18,864 million in December 2007, with a growth of 37.4% from December 2006. Such evolution was mainly driven by the import and export financing lines growth and foreign currency borrowings.

Foreign Exchange Exposure

The table below displays the balance sheet in local and foreign currency, and the net FX exposure:

			R$ million
Local and Foreign Currency Balances		December 31, 2007
	Local Currency	Foreign Currency	Consolidated
Cash and due from bank / Interbank investments	36,856	5,247	42,103
Marketable securities and derivatives	20,266	5,708	25,974
Interbank accounts	6,687	166	6,853
Net loans	50,773	7,668	58,441
Loans	53,726	7,709	61,435
Allowances for loan losses	(2,953)	(41)	(2,994)
Other assets	12,405	3,821	16,226
Total assets	126,987	22,610	149,597

Deposits	42,761	2,882	45,643
Securities sold under repurchase agreements (open market)	24,637	2,443	27,080
Resources from securities issued	3,433	1,168	4,601
Interbank accounts	131	5	136
Borrowings and onlending	8,615	7,722	16,337
Financial derivative instruments	2,356	1,565	3,921
Subordinated Debt	4,244	1,513	5,757
Other liabilities	28,695	3,656	32,351
Minority interest	1,934	-	1,934
Stockholders' equity	11,837	-	11,837
Total liabilities	128,643	20,954	149,597

Derivatives and leasing operations	1,436	(7,789)	(6,353)
Transactions to mature (with no exposure risk)		4,179

Net exposure - BIS ratio		(1,954)

Investor Relations | 4Q07	16

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	14.9	16.0
Changes in risk weighted assets	(0.9)	(3.9)
Changes in market risk coverage - interest rates	-	(0.1)
Changes in market risk coverage - foreign exchange rate	-	(0.4)
Reference equity growth	0.7	3.1
Tier I	0.2	1.6
Tier II	0.5	1.5
BIS Ratio on December 31, 2007	14.7	14.7

Unibanco’s BIS ratio, as of December 31, 2007, reached 14.7%, above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of December 31, 2007:

	Reference Equity	BIS ratio (%)
	(R$ million)
Tier I	11,785	10.4
Tier II	4,815	4.3
Total	16,600	14.7

The fixed asset ratio was 34.6% in December 2007, significantly lower than the maximum of 50% allowed by the Central Bank.

R$ million
Fixed asset ratio	December 2007
Adjusted permanent assets (A)	5,730
Adjusted stockholders' equity (B)	16,577
Fixed asset ratio (A/B)	34.6%

Investor Relations | 4Q07	17

Revenue by Type of Business

The graph below shows the breakdown of revenues by type of business:

It is worth mentioning the 300 b.p. growth, in the last 12 months, in participation of revenues from credit cards fees over total revenues, which reached 19%, mainly due to the growth in the client base and to new commercial initiatives at Unicard and Hipercard.

Fee Income

The table below displays the breakdown of service fees:

R$ million
Fees from Services Rendered	4Q07	3Q07	4Q06	2007	2006
Banking fees and commissions	548	556	477	2,078	1,861
Credit cards(1)	159	144	135	565	458
Asset under management	83	88	81	340	358
Other fees	96	93	97	373	383
Total (excluding Redecard and Serasa)	886	881	790	3,356	3,060
Redecard	50	44	62	213	296
Serasa	-	-	34	71	130
Total fees from services rendered	936	925	886	3,640	3,486

(1) Unicard+Hipercard

Total fees increased 9.7% in 2007, excluding the revenues from Redecard and Serasa. Unibanco reduced its participation in Serasa (from 19.2% to 6.1%) in June 2007, and in Redecard (from 31.9% to 23.2%) in its IPO during 3Q07. Fees from Redecard are proportionally consolidated according to Unibanco’s participation in the company.

Total fees reached R$3,640 million in 2007, with highlight for credit cards fees, influenced by the growth in the number of cards issued during the year, and revenues from capital markets transactions.

Investor Relations | 4Q07	18

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses were practically flat in 4Q07 vis-à-vis 4Q06, marginally influenced by the reduction in Unibanco’s participation in Redecard and Serasa.

In 2007, considering companies under Unibanco’s direct management, personnel and administrative expenses increased only 2.0% compared to 2006. This is largely due to efficiency gains and budgetary discipline. Personnel expenses grew 5.6% and other administrative expenses posted a 0.4% drop when compared 2007 to 2006. It is worth mentioning that, during the period, there were organic growth of business activities, Retail business commercial efforts and campaigns, and the wage increase arising from the collective bargaining agreements of September 2006 and September 2007.

The table below displays the personnel and administrative expenses for the specified periods:

R$ million
Personnel and Administrative Expenses	4Q07	3Q07	4Q06	2007	2006
Commercial bank	1,022	962	971	3,813	3,685
Subsidiaries - Companies under Unibanco´s direct management	424	396	433	1,612	1,635
Subtotal	1,446	1,358	1,404	5,425	5,320
Subsidiaries - indirect management	59	56	98	295	291
Total	1,505	1,414	1,502	5,720	5,611

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses during the periods specified:

R$ million
Personnel Expenses	4Q07	3Q07	4Q06	2007	2006
Commercial bank	479	455	437	1,790	1,716
Subsidiaries - Companies under Unibanco´s direct management	114	112	102	433	390
Subtotal	593	567	539	2,223	2,106
Subsidiaries - indirect management	10	10	20	59	66
Total	603	577	559	2,282	2,172

Considering only the companies under Unibanco’s direct management, personnel expenses posted a 5.6% variation in 2007 from 2006, despite the Retail business commercial activities expansion and wage increases.

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the specified periods:

R$ million
Other Administrative Expenses	4Q07	3Q07	4Q06	2007	2006
Commercial bank	543	507	534	2,023	1,969
Subsidiaries - Companies under Unibanco´s direct management	310	284	331	1,179	1,245
Subtotal	853	791	865	3,202	3,214
Subsidiaries - indirect management	49	46	78	236	225
Total	902	837	943	3,438	3,439

The other administrative expenses of companies under Unibanco’s management posted a 1.4% decrease in 4Q07 from 4Q06, largely due to operational efficiency gains. This account posted a 7.8% change in 4Q07 when compared to 3Q07, mainly explained by the seasonal effect of the last quarter of the year (higher volume of transactions), in addition to the business expansion and the increase in publicity expenses. When comparing 2007 to 2006, the other administrative expenses posted a 0.4% drop, despite the client base growth and the increase in volume of transactions due to the expansion of Retail activities.

Investor Relations | 4Q07	19

The table below details the breakdown of other administrative expenses for the specified periods:

R$ million
Other Administrative Expenses	4Q07	3Q07	4Q06	2007	2006
Third-party services	343	335	363	1,312	1,318
Equipment Lease	9	8	13	40	49
Data processing and telecomunications	103	91	129	406	462
Depreciation and amortization	90	87	88	356	351
Facilities - maintenance and preservation	149	141	148	580	573
Advertising and publicity	98	89	96	365	315
Financial system services costs	25	20	26	91	90
Transportation	32	25	25	99	97
Materials	10	9	9	39	38
Others	42	32	46	149	146
Total	902	837	943	3,438	3,439

Efficiency

In mid-2006, Unibanco set up its Operational Efficiency unit to improve management practices in all levels of the organization. That department’s mission is to implement a model similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution. The graph below shows the evolution of both the efficiency and the cost to average assets ratios since 2004.

As a consequence of operational efficiency management, the efficiency ratio reached 49.3% in 4Q07 vis-à-vis 51.1% verified in 4Q06, a 176 b.p. improvement. The cost to average assets ratio also favorably decreased from 5.8% to 4.2% .

R$ million
Efficiency	4Q07	3Q07	4Q06	2007	2006
Cost to average assets ratio (1)	4.2%	4.3%	5.8%	4.5%	5.7%
Efficiency ratio (2)	49.3%	47.3%	51.1%	48.2%	48.7%
Expenses	1,505	1,414	1,502	5,720	5,611
Revenues	3,051	2,988	2,940	11,870	11,522

(1) (Personnel + Other Administrative expenses)/ (Average Assets).
(2) (Personnel + Other Administrative expenses)/ (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Pension Plans and Annuity Results + Credit Card Marketing Expenses + Other taxes + Other Operating Income/Expenses).

Investor Relations | 4Q07	20

Highlights for the Quarter

Brazilian Economy

In the fourth quarter of 2007, the macroeconomic figures remained favorable, despite the high volatility in the financial markets. Economic activity continued its acceleration process during the 4Q07. In November, the retail sales, according to IBGE, presented a result in line with the positive trend of the sector, growing 1.6% from October, discounted the seasonal effects. The loans to GDP ratio reached 34.3% in the end of November. However, there was a deterioration of the inflation scenario during the quarter, as a result of price increases not only in the food sector, but also in other diverse inflation groups. Given the worse inflation scenario, Central Bank interrupted the cycle of reduction in the Selic rate, which closed out the year at 11.25% . In 4Q07, cumulative inflation (measured by IPCA) was 1.43%, up from 0.89% verified in the previous quarter, but in line with the Central Bank target.

The international scenario presented very high volatility, which reduced the appetite for emerging market assets. The Embi+BR ended 4Q07 at 222 basis points, 50 basis points up when compared to 3Q07. The perception of a worsening scenario happened in the opposite direction of the fundamentals, which continued to present improvement during the period. The exports remained strong, with a trade balance of US$9.1 billion in 4Q07.

Although the worsening in the sovereign risk, the Real currency appreciated 3.7% against the US-dollar in the quarter. The Central Bank, according to the reserve accumulation policy, restarted the US-dollar repurchase auctions since October 8, increasing the level of the Brazilian international reserves, which ended the fourth quarter at US$180.3 billion, above the US$162.9 billion registered in the 3Q07.

The debt to GDP ratio reached 42.8% in the end of the year, a drop when compared to 43.2% verified in the 3Q07. The public sector primary surplus amounted to 4.0% of the GDP in the last 12 months, above the 2007 goal of 3.8% .

The Brazilian economic perspectives for 2008 remain favorable, maintaining the accelerated GDP growth – once again boosted by the domestic demand – and the maintenance of solid fiscal and external fundamentals. However, it is worth mentioning that the risks which follow this scenario should not be ignored: in the international panorama, the possibility of a slowdown of the commerce and capital flows, due to the deceleration of the American economy, can contribute to smaller growth rates in Brazil. On the domestic side, higher inflation rates, caused by demand pressures, can lead to a new cycle of increase in the Selic rate.

Retail

In December 2007, Unibanco’s Retail segment reached approximately 29 million clients throughout the country, a 10% growth compared to December 2006. Besides the increase in number of partnerships with retailers, the client base growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Payroll loans portfolio reached R$4,958 million, reporting a 143.5% growth when compared to December 2006. Own portfolio reached R$1,668 million, a 42.2% increase in 2007. Such evolution is explained by the intensive

Investor Relations | 4Q07	21

offering of this product to clients from the commercial bank and portfolio origination efforts through dealers (including Fininvest), besides the partnerships established.

Auto loans grew 22.6% in the quarter and 91.6% over the year, reaching R$8,800 million on December 31, 2007. Unibanco operates nationwide in the auto financing segment and attend the car dealers network of all automobile manufacturers, occupying the leadership in financing heavy commercial vehicles. With a differentiated strategy in auto loans, focused in new vehicles, Unibanco is increasing consistently its market share in terms of financed units. In the cars segment, Unibanco’s market share rose from 5.0% in December 2006 to 9.6% in December 2007 and, in the heavy vehicles segment, from 13.8% to 13.9% .

Given expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. The mortgage loan portfolio totaled R$1,697 million on December 31, 2007, a 15.0% annual growth.

As a result, total retail loan portfolio reached R$38,835 million, of which R$26,149 million are represented by individuals, with 50.1% evolution in the year.

Unibanco closed out the year with a network of 952 branches and 293 corporate-site branches.

Retail > SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, auto financing, home financing, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$12,686 million in December 31, 2007. Excluding auto loans and mortgage loans, the total portfolio was R$9,049 million, 16.8% evolution in the quarter and 43.4% over 2006. The continuous increase in products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Retail > Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s partnerships with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$207 million net in come in the quarter and R$773 million in 2007, 12.5% and 22.7% growth compared to 3Q07 and 2006, respectively. It is important to mention the impact of the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

The credit portfolio posted a 21.0% growth in the quarter and 35.6% over the past 12 months, amounting to R$6,875 million in December 2007.

Investor Relations | 4Q07	22

R$ million
Financial Information	4Q07	3Q07	4Q06	2007	2006
Credit portfolio (1)	6,875	5,680	5,070	6,875	5,070
Provision for loan losses	144	140	129	523	524
Credit portfolio coverage	7.4%	8.3%	9.4%	7.4%	9.4%
Fees	209	188	197	778	754
Business results	207	184	169	773	630

(1) Individuals .

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$7,745 million in 4Q07, which represents a growth of 48.3% from the same period of last year.

The table below shows the number of credit cards by type:

In million
Number of cards	Dec-07	Sep-07	Dec-06
Credit cards (A+B)	26.3	24.3	20.8
Visa + Mastercard (A)	17.5	16.4	14.3
Hipercard (B)	8.8	7.9	6.5
Private Label cards	8.9	8.7	8.9
Total cards	35.2	33.0	29.7

Retail > Consumer Credit Companies > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s Consumer Finance Companies. The credit portfolio totaled R$3,405 million in December 2007, 9.4% and 17.0% increase when compared to 3Q07 and 2006, respectively. This growth is due to the expansion in consumption through private-label cards and Fininvest’s portfolio origination in the payroll loan segment.

Business results reached R$164 million in 2007, a 215.4% growth when compared to 2006, positively influenced by an improvement in credit quality portfolio in the last 12 months, resulting in a 25.9% decline in provisions for loan losses.

The table demonstrates the consumer finance companies evolution:

R$ million
Financial Information	4Q07	3Q07	4Q06	2007	2006
Credit portfolio	3,405	3,112	2,910	3,405	2,910
Provision for loan losses	152	150	154	603	814
Credit portfolio coverage	15.9%	16.5%	15.3%	15.9%	15.3%
Fees	96	93	97	373	383
Business results	56	32	16	164	52

Fininvest had 265 fully-owned stores, and more than 13 thousand points-of-sale as of December 2007. At the same date, LuizaCred had 357 points-of-sale while PontoCred had 427.

Investor Relations | 4Q07	23

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Differentiated products and services such as derivatives and capital markets operations were the highlights in the year. Derivatives revenues increased 41% and capital markets transactions revenues increased 105% when compared to 2006.

During the last quarter of the year, Unibanco was the lead coordinator of SulAmérica S.A. IPO in the amount of R$775 million, and of Tempo Participações S.A. in the amount of R$394 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$4.4 billion during the year, with a 11.6% market share, maintaining its 3rd place in the BNDES overall ranking. During 2007, Unibanco also disbursed R$560 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$22,600 million in December 2007, up 16.4% in the year, despite the dollar depreciation of 17.2% in the period. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

In 2007, Unibanco Investshop Corretora de Valores Mobiliários presented a significant growth. Investshop revenues went up 43% when compared to 2006, and the average daily trading volume increased 127%, from R$71 million to R$161 million.

Investor Relations | 4Q07	24

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$79 million in 4Q07 and R$302 million in 2007. Operating income reached R$34 million in 4Q07, a 13.3% growth compared to 3Q07. During 2007, such evolution was 19.5%, reaching R$135 million. Combined revenues from the Insurance and Private Pension Plan businesses were R$5,691 million in 2007, up 17.5% from 2006.

Consolidated technical reserves reached R$10,302 million at the end of the quarter, up 24.2% from December 2006, as illustrated by the graph below:

During the last 12 months, the reduction in the Selic interest rate impacted Unibanco AIG’s strategies, which focused on operating results, reaching a ratio of operating income over net income above the insurance market average. Given the management decision to distribute company’s excess capital to shareholders, the company made several payments of Interest on Capital/Dividends during 2006 and 2007, in the total amount of R$387 million. These payments along with the impact of declining interest rates, affected the financial result.

The loss ratio was 44.8%, a 400 b.p. improvement in 2007 when compared to 2006. The combined ratio reached 95.0% in 2007, better than the industry average.

R$ million
Insurance	4Q07	3Q07	4Q06	2007	2006
Net premiums written	1,032	883	903	4,141	3,524
Premiums retained	913	718	761	3,451	2,933
Premiums earned	740	697	551	2,712	2,038
Industrial result	123	116	111	463	406
Personnel and administrative expenses	(76)	(70)	(67)	(277)	(265)
Operating income	34	30	31	135	113
Financial / equity result	73	64	85	265	334
Income before taxes	104	94	103	401	417
Net income	79	66	79	302	342

Loss ratio (1)	42.9%	44.5%	44.6%	44.8%	48.8%
Combined ratio (2)	95.4%	95.6%	94.4%	95.0%	94.5%
Extended combined ratio (3)	91.9%	89.3%	86.6%	88.9%	85.8%

(1) Claims/Premiums.
(2) (Operating expenses + administrative expenses + selling expenses , claims and taxes) / premiums earned.
(3) (Operating expenses + administrative expenses + selling expenses , claims and taxes) / (premiums earned + financial income).

Investor Relations | 4Q07	25

Unibanco Insurance and Pension Plan companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.6% market share (as of December 2007).

Unibanco AIG Seguros is the leader in the following segments: D&O (Directors and Officers), transportation, engineering risks, aeronautics risks, oil risks, and extended warranty products. At the oil risk segment, Unibanco has an important position, with 51.2% market share.

With a strategy of intensifying its participation in the consumer segment, Unibanco AIG extended its product offering to retailers. To support this strategy, Unibanco AIG started to use alternative channels, offering, for example, additional products to clients that acquire extended warranty.

Net income from the private pension business in 4Q07 was R$29 million. In the quarter, revenues were R$499 million and technical reserves reached R$7,723 million, up 21.7% from 4Q06.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in private pension plan revenues up to November 2007. The company ranked 2nd for the year in sales of corporate pension plans, with R$718 million in sales and a 18.6% market share, according to Fenaprevi.

Unibanco AIG Vida e Previdência serves more than 1,400 corporate clients and more than 875 thousand individual clients.

Investor Relations | 4Q07	26

Wealth Management

Unibanco Asset Management (UAM) ended December 2007 with R$54,935 million in assets under management, up 25.5% in the last 12 months. Its market share as of December 31, 2007 stood at 4.7% (source: Anbid). Also according to Anbid, UAM increased its market share in the Corporate business to 4.1% in December 2007, from 2.4% in December 2006.

The segment presented a record of R$7.5 billion increase in assets under management, mainly from the Corporate business, with R$3.9 billion, and the Private Bank business, with R$2.5 billion. In the Corporate business, the highlight in 2007 was the launching of Petrobras credit receivable investment fund (FIDC), with R$2.2 billion in assets under management.

With the reduction in the Selic interest rate over the last two years and the recent volatility in the domestic and international markets, Unibanco Asset Management focused on client retention, while increasing the offering of high value-added products such as credit risk, multi-markets, off-shore and equity funds.

Standard & Poors affirmed in 2007 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

UAM was awarded the Best Manager of Leveraged Funds, by Guia Exame magazine, and had 65 funds classified as the most profitable by the Standard & Poor's ranking. Attesting the quality of its processes and professionals, Unibanco Asset Management was also a highlight in the ranking created by PPS Consulting to Investidor Institucional magazine. In this ranking, six funds for institutional clients were classified as excellent. The criteria for this ranking were based in the risk-return relation of the funds.

The chart below traces the evolution in the funds’ asset mix by segment:

In 2007, at the Private Bank, it is worth mentioning a strategy focused on efficiency improvement in portfolio management. With a larger offering of high added-value products, such as derivatives and private equity funds, Unibanco has increased the options to clients that were looking for higher returns in a falling interest rate scenario. As a consequence, assets under management grew 36%, when compared to 2006. According to Boston Consulting Group research, released in October 2007, Unibanco Private Bank presented one of the largest growth in assets under management in Latin America.

It is also worth mentioning the Social Investment private funds of Unibanco. Part of the returns and management fees is provided to social and educational projects.

Investor Relations | 4Q07	27

Unibanco Holdings

In 2007, Unibanco Holdings S.A. net income was R$1,823 million, and R$449 million in 4Q07. Excluding non recurring events, net income reached R$1,375 million in the year and R$388 million in the quarter. Stockholders’ equity stood at R$6,971 million and annualized ROAE was 28.8% for the 4Q07 and 28.5% in 2007, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP). The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$218 million as of December 31, 2007. Excluding non recurring events, ROAE was 24.7% in the quarter, and 22.3% in 2007.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Corporate Governance

Corporate Governance > Stocks

Unibanco was nominated the Best Brazilian Company for Shareholders in 2007, among the companies with market capitalization above R$15 billion. Capital Aberto magazine, which grants the award, assessed 85 companies listed in São Paulo Stock Exchange (Bovespa) and chose the companies that offered the best performance based on five criteria: liquidity, financial results, stock returns, corporate governance, and sustainability.

In 2007, Unibanco celebrated its 10th anniversary of listing in the American market. Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange and is the top of the sector in ADRs’ financial trading volume.

Unibanco’s GDSs (UBB) gained 50% over the past 12 months. In the local market the Units (UBBR11) gained 25%. The graph below traces the stocks’ performance in both domestic and international markets over the periods specified:

In 2007, the GDSs’ average daily trading volume increased 97.3% and reached the average of R$283.1 million per day. In the Bovespa, the Units’ average daily trading volume was R$85.1 million, 172.8% up from 2006.

Investor Relations | 4Q07	28

Corporate Governance > Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 160%.

The table below features the Units’ weighting in each of these stock indices, according to the latest four-month revision.

Index	Weight (%)
Jan to Apr-08
Ibovespa	2.592
IBrX-50	3.116
IBrX-100	2.819
IGC Corporate Governance Index	2.769

Corporate Governance > Stock Repurchase Program

On August, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units (UBBR11), with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization was valid for 6 months from August 10, 2007, and the acquisition of the shares was made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

The table below shows the amount of repurchased shares, as well as the average acquisition price per Unit during the program:

Stock Repurchase Program	Amount	Average Price
	in Units	R$/Unit
Repurchase in 2H07	6,668,100	23.40
Repurchase in January 2008	2,097,300	22.74
Total repurchased in the period	8,765,400	23.22

Investor Relations | 4Q07	29

On February 13, 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved a new Stock Repurchase Program for acquisition of up to 20,000,000 Units. The authorization will be valid for 12 months to be counted from February 15, 2008.

Corporate Governance > Market Capitalization

Unibanco market capitalization is R$31 billion, estimated on the Unit (UBBR11) closing quotation of R$22.35, as of February 13, 2008.

Corporate Governance > Interest on Capital Stock and Dividends

In 2007, Unibanco declared a net amount of R$1,158 million in interest on capital stock, up 53.0% when compared to 2006. These values include complementary dividends according to the results from non recurring events ascertained in the period.

The graph below shows the evolution of dividend and/or interest on capital stock net of income taxes rate:

Unibanco and Unibanco Holdings paid quarterly and complementary Interest on capital stock on January 31, 2008, according to the amounts specified in the table below:

R$ per share
	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NY SE-UBB
Gross Value	0.2378104	0.2615915	0.2048728	0.2048728	0.4664643	4.6646430
Net Value	0.2021389	0.2223528	0.1741419	0.1741419	0.3964946	3.9649460

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Investor Relations | 4Q07	30

Sustainability

Sustainability > Unibanco’s Sustainability Team

Paying attention to clients and society demands, and with the goal of standardizing and inserting the sustainability concept in its businesses, in September 2007, Unibanco attributed to the Communications department the task of unifying all Unibanco’s sustainability initiatives and promoting a culture of sustainability principles.

The Communications and Sustainability department counts with an specific team, focused on the benefits, risks and opportunities related to sustainability, and which role is to guarantee that the sustainability concept is inserted in every business of the company.

The first step of the Sustainability team was to create a Sustainability Committee at Unibanco, formed by representatives from diverse areas which are core to the development of this issue in the conglomerate. In December, the Sustainability team also launched a advertisement campaign focusing on the teenagers and on their power of transforming the world, with the slogan “Sustainability is to take care of those who will take care of the world”. Unibanco’s employees were also another target audience of the campaign, with internal marketing actions that included the distribution of a brochure to every employee, a cover article in Revista Unibanco (Unibanco’s magazine), and a special program on TV Unibanco (Unibanco’s corporate TV channel).

Sustainability > The Banker

Unibanco was awarded the Bank of the Year 2007 in emerging markets, in the category Environmental Social Governance, by The Banker magazine, from the Financial Times. The key factors were the integration of the social and environmental aspects with good corporate governance issues in Unibanco’s strategy and businesses.

Some achievements that led Unibanco to receive this award were Unibanco’s leadership in the biofuel and renewable source of power sectors; the joint-venture with AIG, one of the world leaders in climate changes; projects such as the Bandeirantes thermo-electric power plant and the installation of biodigestors in farms; sustainability and social investment funds; the partnership with the International Finance Corporation (IFC) to offer microcredit in more than 200 locations; and the way Unibanco insert social and environmental aspects in its strategy and operations.

The award was evaluated by the Innovest Strategic Value Advisors, a company that is expert in evaluate companies’ environmental, social and corporate governance performance.

Sustainability > Credit Cards with Social and Environmental Benefits

In order to stimulate social and environmental awareness, Unicard redesigned, in the end of 2007, its social and environmental responsible credit card portfolio. Pioneers in the market, these products no longer charge annual fees, but rather have monthly contributions to Aqualung Institute, Greenpeace, or Abrinq Foundation. The contribution to these entities is monthly charged and varies from R$10 to R$15, and the whole amount is forwarded to the projects. The client still receives the reports of the entities that he or she chose to contribute, emails with campaigns information, and have access to special discounts in environmental-related stores and courses. The welcome kits given to these clients are made of recycled paper, and the Greenpeace credit cards are biodegrading.

Unibanco’s partnership with all the three entities, well-known by their good results and commitment, started in 1994 with Aqualung cards, in 1999 with Abrinq, and in 2001 with Greenpeace.

Investor Relations | 4Q07	31

Sustainability > Human Resources

In 2007, Unibanco was considered one of the best companies to work for by Você S/A and Exame magazines in partnership with FIA - Fundação Instituto de Administração (Administration Institute Foundation). This achievement is an acknowledgment of the respect that the company has for its employees and confirms the company’s successful trajectory. In 2006, Unibanco was recognized as one of the 100 best companies to work for in Brazil according to Great Place to Work Institute.

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 34,215 professionals, Unibanco invested over R$52 million during 2007 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

2007 Human Resources highlights:

  2007 Trainee Program, recruited and trained 29 recently graduated students;

  Internal and external recruiting, and training of people through development programs to commercial departments, such as General Manager, Attendance Manager and Retail Corporate Manager Development Programs;

  Technical and Project Management training to back-office staff;

  Participation of more than 1,000 managers in the workshop of Jeito Unibanco (internal culture, which comprises 10 attitudes expected from each employee). The workshop aimed at promoting the actual implementation of Jeito Unibanco, which is essential to the establishment of the conglomerate’s high performance culture;

  More than 2,000 managers participated in one of the three modules of the People Management Program, that is offered since 2004 for managers who enter the organization or employees promoted to this position, with focus on the improvement of quality in people management;

  280 young adults hired in the Projeto Jovens Aprendizes (Learner Youth Project).

Moreover, Unibanco has been undertaking employee satisfaction surveys since 1997 to monitor the organizational climate and take required actions to provide personal development. In 2007, the employee satisfaction and motivation index reached 86% of satisfied or very satisfied employees, up 1,700 b.p. from 1997. Given this attention to organizational climate and the actions developed from the satisfaction survey, Unibanco was recognized as one of the Best Companies to Work For by Guia Exame.

Sustainability > Institutes

Unibanco also exercises its commitment to the communities through its two institutes: Instituto Unibanco (Unibanco Institute) and Instituto Moreira Salles (Moreira Salles Institute). The first one seeks the development and implementation of social-environmental responsible projects, mainly in education and professional qualification. The second one acts in the promotion of the Brazilian culture.

Aware of its social goals, Instituto Unibanco pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in three main fronts:

  Formal Education (social and human development opportunities);

  Work World (economic development opportunities);

  Environmental Education (environmental responsibility promotion).

Investor Relations | 4Q07	32

The main activities in 4Q07 were:

  Projeto Jovens Aprendizes (Learner Youth Project) – 2nd. Edition – Focused on diverse non-profit and non-governmental organizations, the goal is to support technically and financially the selected organizations to implement the Project. In 2007, 25 entities representing 10 Brazilian states were selected. The Institute will invest in the professional formation of 2,446 youths between 16 and 24- year-old, a 250% increase from last year’s Project figures;

  Prêmio Instituto Unibanco 2007 (Unibanco Institute Award 2007) – The award aims to identify academic researches about secondary school, and spread and apply the knowledge developed by them. In 2007, the Institute provided financial and promotional support to seven research studies about School Management and Teaching Systems;

  Prêmio Aberje Nacional (Aberje National Award) – The 2005 Institute Activities Report was awarded with the Aberje National Award 2007, in the Relationship and Communication with Governmental and Non Governmental Entities category. The report summarizes the social actions of the Institute, which in 2005 benefited approximately 82 thousand people through 24 projects in 17 Brazilian states. The communication ethics and transparency are the main factors for choosing the prize winners.

Instituto Moreira Salles (IMS) is a non-profit organization devoted to promoting and developing cultural programs. Throughout 4Q07, over 27 thousand people visited the Institute Cultural Centers and around 500 thousand people attended the movie sessions sponsored by Unibanco.

The main activities sponsored by Instituto Moreira Salles, during 4Q07, were:

  Opening of the exhibition and launching of the book edited by IMS “Interiores” (Interiors), written by Patrick Bogner, which includes pictures taken in the Northeast of Brazil. The images of the French photographer integrate the IMS collection;

  Part of actor Paulo Autran’s private collection (1922-2007) become part of the Instituto Moreira Salles collection. Composed by photographs, diplomas, books, biographic notes, family photo albums, among other items, the acquisition, by donation, will allow the maintenance and promotion of the works of one of the greatest Brazilian theatre, television and cinema artists;

  IMS represented Brazil at Buenos Aires Photo 3rd edition. Among more than 30 international galleries, the Institute exhibited its photograph collection, which includes Marc Ferrez and Claude Lévi-Strauss imagens, giving great visibility to IMS in the international press;

  In December, Associação Paulista dos Críticos de Arte (APCA) (São Paulo’s Art Critics Association) elected the best works of 2007. Moreira Salles Institute was awarded in the Visual Arts category, by the exhibition “O Brasil de Marc Ferrez” (The Marc Ferrez’s Brazil), which happened in the beginning of 2007;

  Launching, at Rio de Janeiro’s IMS, of the book “E agora adeus - correspondência para Lêdo Ivo” (And now goodbye – letter to Lêdo Ivo), edited by IMS, which complies letters sent by intellectuals as Manuel Bandeira and Carlos Drummond de Andrade to the writer from Alagoas Lêdo Ivo, from 1941 to 2004;

  The Institute also edited and launched in São Paulo the work “O Leque” (The Fan), book with unprecedented poems by Dora Ferreira da Silva (1918-2006) and illustrations by Elisa Cardoso;

  In December, after being exposed at Rio de Janeiro, the photograph exhibition Visões de Buenos Aires (Sights from Buenos Aires), by Horacio Coppola, was inaugurated at IMS in São Paulo. The exhibition includes pictures of the Argentinean Capital in the 1930s. Coppola, 101-year-old men, is considered the most important Argentinean contemporary photographer;

  IMS received the Certificado de Adesão ao Sistema Brasileiro de Museus (SBM) (Accession Certificate to the Brazilian Museum System), entity linked to the Ministry of Culture. Created in 2004, the SBM aims to improve the dialog between museums and linked institutions, aiming at the integrated management and the development of its museums, collections and processes related to Brazilian museums;

Investor Relations | 4Q07	33

  Inaugurated in Poços de Caldas, the exibition “A Descoberta do Mundo, Homenagem a Clarice Lispector” (The Discovery of the World, Homage to Clarice Linspector) shows a brief photo biography of the author of “A Hora da Estrela” (The Star Time) and “Laços de Família” (Family Ties), among others;

  The IMS Unibanco Arteplex gallery inaugurated the exibition “Paisagens Urbanas: a Visão Surreal de Kastro” (Urban Landscapes: the Surreal Vision of Kastro), which complies feather and beak drawings and engravings of the Portuguese artist Pedro de Kastro.

Sustainability > Microcredit

Unibanco Microinvest is a result of a partnership between Banco Fininvest, which has 82% participation, and the International Finance Corporation (IFC), a member of the World Bank Group, and which has the remaining 18% participation. The main goal of the company is to make financial products available to low-income entrepreneurs through a unique distribution model in Brazil, with more than 200 points-of-sales and 51 microcredit agents. Since the launching of this program, Unibanco Microinvest has granted approximately R$38 million in loans targeted to the acquisition of machines and equipment, working capital and build renovations. More than 10 thousand people were benefited with this type of loan.

The company uses the individual loan methodology, and the operations analyses and monitoring are made by a microcredit agent. This agent visits the client, does an analysis of his or her business, and is also responsible for the post-sale relationship. Part of the success of this type of loan is due to the closer relationship between the agent and the client. Today, Microinvest mainly assists retail and services sectors.

Investor Relations | 4Q07	34

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

					R$ million
	Dec-07	Sep-07	Dec-06	Quarterly Change (%)	Annual Change (%)

ASSETS
Cash and due from bank	4,431	1,657	1,347	167.4	229.0
Interbank investments	37,672	33,543	20,262	12.3	85.9
Marketable securities and financial derivatives instruments	25,974	21,772	20,105	19.3	29.2
Interbank accounts	6,853	6,607	5,297	3.7	29.4
Loan portfolio, leasing and other loans	61,435	55,902	45,361	9.9	35.4
Allowance for loan losses	(2,994)	(2,735)	(2,666)	9.5	12.3
Net loans	58,441	53,167	42,695	9.9	36.9
Foreign exchange portfolio, except for ACC (1)	2,863	3,737	2,420	-23.4	18.3
Negotiation and intermediation of securities	822	536	127	53.4	547.2
Investments	735	889	957	-17.3	-23.2
Fixed assets	843	827	852	1.9	-1.1
Deferred charges	746	718	694	3.9	7.5
Other assets	10,217	10,472	8,953	-2.4	14.1

Total assets	149,597	133,925	103,709	11.7	44.2

LIABILITIES
Deposits	45,643	34,758	35,633	31.3	28.1
Securities sold under repurchase agreements (open market)	27,080	25,962	16,830	4.3	60.9
Resources from securities issued	4,601	3,454	3,061	33.2	50.3
Interbank accounts	136	782	127	-82.6	7.1
Borrowings and onlendings in Brazil - Governmental agencies	16,337	14,243	9,751	14.7	67.5
Financial derivatives instruments	3,921	4,355	730	-10.0	437.1
Technical provisions for insurance, annuities and
retirement plans	11,055	10,192	8,863	8.5	24.7
Foreign exchange portfolio(1)	3,016	3,934	2,595	-23.3	16.2
Negociation and intermediation of securities	1,878	1,739	311	8.0	503.9
Other liabilities	22,159	20,995	14,998	5.5	47.7

Total liabilities	135,826	120,414	92,899	12.8	46.2

Minority interest	1,934	1,918	889	0.8	117.5
Stockholders' equity	11,837	11,593	9,921	2.1	19.3

Stockholders' equity managed by parent company	13,771	13,511	10,810	1.9	27.4

Total liabilities + stockholders' equity	149,597	133,925	103,709	11.7	44.2

(1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

Investor Relations | 4Q07	35

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
INCOME STATEMENT

					R$ million
	4Q07	3T07	4T06	2007	2006

Revenue from financial intermediation	4,711	4,326	4,373	17,252	17,278
Lending and leasing operations	2,945	2,711	2,730	10,763	10,778
Result from marketable securities	1,509	1,141	1,188	4,790	4,883
Insurance, pension plans and annuity result	309	325	297	1,229	1,109
Foreign exchange transactions and compulsory deposits	(52)	149	158	470	508

Expenses on financial intermediation	(2,418)	(2,226)	(2,416)	(8,899)	(9,979)
Funding expenses	(1,464)	(1,259)	(1,461)	(5,127)	(6,179)
Interest and restatement expenses on technical provisions for insurance, pension plans and annuity	(244)	(233)	(210)	(892)	(776)
Borrowings and onlendings	(184)	(174)	(212)	(725)	(602)
Provision for loan losses	(526)	(560)	(533)	(2,155)	(2,422)

Profit from financial intermediation	2,293	2,100	1,957	8,353	7,299

Other operating income (expenses)	(1,202)	(1,076)	(1,040)	(4,256)	(3,756)
Fees from services rendered	936	925	886	3,640	3,486
Insurance, pension plans and annuity result	226	169	159	745	557
Credit card selling expenses	(77)	(60)	(74)	(263)	(290)
Salaries, benefits, training and social security	(603)	(577)	(559)	(2,282)	(2,172)
Other administrative expenses	(902)	(837)	(943)	(3,438)	(3,439)
Other taxes	(294)	(309)	(249)	(1,208)	(929)
Equity in the results of associated companies	71	10	12	102	54
Other operating in come / Other operating expenses	(559)	(397)	(272)	(1,552)	(1,023)

Operating income	1,091	1,024	917	4,097	3,543
Non-operating income (expenses)	3	(7)	(26)	(10)	(63)
Income before taxes and profit sharing	1,094	1,017	891	4,087	3,480
Profit sharing	(191)	(126)	(132)	(560)	(479)
Income before taxes and minority interest	903	891	759	3,527	3,001

Income tax and social contribution	(130)	(193)	(143)	(754)	(609)

Net income before minority interest	773	698	616	2,773	2,392
Minority interest	(58)	(31)	(40)	(173)	(182)

Recurring net income	715	667	576	2,600	2,210
Result from non recurring events (1)	112	532	-	848	(460)

Net income	827	1,199	576	3,448	1,750

(1) See the breakdown of the result from non recurring events on page 6 of this document

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.
Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.
This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein. 4Q07 Conference Call will be held on February 15, at 07:00 a.m. (Eastern Time) in Portuguese, and at 09:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3584-1980.

Investor Relations | 4Q07	36

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.